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                                  EXHIBIT "A"

                               SECOND AMENDMENT
                                       TO
                                DEBT CONVERSION
                                      AND
                    MUTUAL SETTLEMENT AND RELEASE AGREEMENT


          THIS SECOND AMENDMENT TO DEBT CONVERSION AND MUTUAL SETTLEMENT AND RELEASE AGREEMENT ("Second Amendment") is entered into at San Diego, California, effective as of August 30, 1999 ("Effective Date") between Microelectronic Packaging, Inc. ("MPI") on behalf of itself and its predecessors, successors, former and current subsidiaries, affiliates, shareholders, directors, officers, agents, attorneys, representatives, insurers, employees and assigns (collectively with MPI, the "MPI Group"); and Texas Instruments Incorporated, assignee of Texas Instruments Singapore (Pte) Ltd. ("TI") and their respective predecessors, successors, former and current subsidiaries, affiliates, shareholders, directors, officers, agents, attorneys, representatives, insurers, employees and assigns (collectively with TI, the "Investor Group").

                                   WITNESSETH

          WHEREAS, the MPI Group and the Investor Group entered into a Debt Conversion and Mutual Settlement and Release Agreement dated April 27, 1999, pursuant to which the Investor Group agreed to convert certain debt owed by MPI to the Investor Group into One Million Fifty Six Thousand Twenty Seven (1,056,027) shares of MPI's Series A Preferred Stock, and MPI agreed to issue such shares of its Series A Preferred Stock to the Investor Group, all upon and subject to the terms and conditions set forth herein ("Conversion Agreement").

          WHEREAS, the Conversion Agreement states that the transactions contemplated thereby must be completed not later than June 30, 1999, and if they are not completed by such date, TI has the right to terminate the Conversion Agreement by giving a written termination notice to MPI.

          WHEREAS, pursuant to the First Amendment to the Conversion Agreement entered into between the MPI Group and the Investor Group dated June 30, 1999, the parties agreed to extend the date as of which the transactions contemplated by the Conversion Agreement must be completed, to not later than August 31, 1999.

          WHEREAS, both the MPI Group and the Investor Group desire to amend the Conversion Agreement to extend the date as of which the transactions contemplated thereby must be completed, to not later than October 31, 1999.

          NOW THEREFORE, in consideration of the mutual agreements contained herein and for other good and sufficient consideration, the receipt and sufficiency of which is hereby acknowledged, the MPI Group and the Investor Group agree as follows:

          1. Section 1.2 of the Conversion Agreement is hereby amended by deleting the date of August 31, 1999, and inserting in its place the date of October 31, 1999.

          2. Except as set forth in Section 1 of this Second Amendment, there are no other amendments or modifications to the Conversion Agreement, and all of the other provisions of the Conversion Agreement shall remain in full force and effect without any amendments or modifications of any kind.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Second Amendment as of the date first above written.

MICROELECTRONIC PACKAGING, INC.            TEXAS INSTRUMENTS INCORPORATED



By:  /s/ Denis J. Trafecanty               By: /s/ Thomas J. Gentry
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Name:  Denis J. Trafecanty                 Name:  Thomas J. Gentry
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Print                                      Print
Title: Senior Vice President & CFO         Title: VP, MGR, Treasury Services
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